EXHIBIT 99.1

EBA reports on outcome of 2018 EU-wide stress test

ING Group was subject to the 2018 EU-wide stress test conducted by the European Banking Authority (EBA), in cooperation with the De Nederlandsche Bank, the European Central Bank (ECB), and the European Systemic Risk Board (ESRB). ING Group notes the announcements made today by the EBA on the EU-wide stress test and fully acknowledges the outcomes of this exercise.

The 2018 EU-wide stress test does not contain a pass fail threshold and instead is designed to be used as an important source of information for the purposes of the SREP. The results will assist competent authorities in assessing ING Group's ability to meet applicable prudential requirements under stressed scenarios.

The adverse stress test scenario was set by the ECB/ESRB and covers a three-year time horizon (2018-2020). The stress test has been carried out applying a static balance sheet assumption as at December 2017, and therefore does not take into account future business strategies and management actions. It is not a forecast of ING Group's profits.

Under the hypothetical baseline scenario and EBA's methodological instructions, ING Group would have a fully loaded common equity Tier 1 capital ratio (CET1) of 13.99% in 2020. Under the hypothetical adverse scenario and EBA's methodological instructions, ING Group would have a fully loaded CET1 ratio of 10.70% in 2020. ING Group published an actual fully loaded CET1 ratio of 14.51% per 31 December 2017. As of 30 September 2018 ING Group reported a fully loaded CET1 ratio of 14,0%.

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Note for editors

Detailed information on the outcome of the 2018 EU-wide stress test is provided by the EBA through disclosure templates available at eba.europa.eu.

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ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 52,000 employees offer retail and wholesale banking services to customers in over 40 countries.

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IMPORTANT LEGAL INFORMATION

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Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of European Union countries leaving the European Union or a break-up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (5) changes affecting interest rate levels, (6) changes affecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations and the interpretation and application thereof, (10) geopolitical risks and policies and actions of governmental and regulatory authorities, (11) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (12) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) the outcome of current and future legal and regulatory proceedings, (16) operational risks, such as system disruptions or failures, breaches of security, cyber attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (17) the inability to protect our intellectual property and infringement claims by third parties, (18) the inability to retain key personnel, (19) business, operational, regulatory, reputation and other risks in connection with climate change, (20) ING's ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (21) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com. Many of those factors are beyond ING's control.

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